                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

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                          ELITE INFORMATION GROUP, INC.
                       (Name of Subject Company [Issuer])
--------------------------------------------------------------------------------

                             EIG ACQUISITION CORP.,
                     an indirect wholly-owned subsidiary of
                           SOLUTION 6 HOLDINGS LIMITED
                                    (Bidders)
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                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)
--------------------------------------------------------------------------------

                                     28659M
                      (CUSIP Number of Class of Securities)
--------------------------------------------------------------------------------

                                    Copy To:

       EIG Acquisition Corp.                      Richard F. Dahlson, Esquire
         Town Hall House                            Jackson Walker L.L.P.
    Level 21, 456 Kent Street                    901 Main Street, Suite 6000
     Sydney, New South Wales                       Dallas, Texas 75202-3797
          Australia 2000                           Telephone: (214) 953-6000
 Telecopier No.: 011-612-9278-0702              Telecopier No.: (214) 953-5722

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE

Transaction Valuation*                                      Amount of Filing Fee
$100,259,955                                                             $20,052

* For the purpose of calculating the fee only. This amount assumes the purchase of all of the issued and outstanding shares of Common Stock, par value $.01 per share, of Elite Information Group, Inc. (the "Company") at $11.00 per share. Such number of shares represents all of the shares of Common Stock outstanding as of December 13, 1999, plus the number of shares of Common Stock issuable upon the exercise of outstanding options to purchase 705,165 shares of Common Stock, in each case as represented by the Company.



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[ ] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid........................................   Not Applicable
Form or Registration No. .....................................   Not Applicable
Filing Party:.................................................   Not Applicable
Dated Filed:..................................................   Not Applicable




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This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to a tender offer by EIG Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Solution 6 Holdings Limited, a New South Wales, Australia corporation (the "Parent"), to purchase all of the issued and outstanding shares of the common stock, par value $.01 per share, of Elite Information Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $11.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference. The outstanding shares of the Company's common stock, par value $.01 per share, are referred to herein collectively as "Shares" and individually as a "Share."


ITEM 1.   SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Elite Information Group, Inc., and the address of its principal executive offices is 5100 West Goldleaf Circle, Suite 100, Los Angeles, California 90056.

         (b) This Statement relates to the offer by the Purchaser to purchase all of the issued and outstanding Shares, at a price of $11.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Information concerning the number of outstanding Shares is set forth in the Introduction of the Offer to Purchase and is incorporated herein by reference.

         (c) Information concerning the principal markets in which the Shares are traded, and the high and low sales price of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.


ITEM 2.   IDENTITY AND BACKGROUND.

         (a)-(d) and (g) This Statement is being filed by the Purchaser and Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. This Statement shall not be construed as an admission that Parent is, for purposes of Regulation 14D under the Securities Exchange Act of 1934, as amended, a bidder on whose behalf this tender offer is being made. The names, citizenship, business addresses, present principal occupation or employment, material occupations, positions, offices or employment during the last five years of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I of the Offer to Purchase and are incorporated herein by reference.

         (e) and (f) During the last five years, none of the Purchaser or Parent, or, to the best knowledge of the Purchaser or Parent, any of the persons listed in Schedule I of the Offer to Purchase, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

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ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) and (b) The information set forth in the Introduction and Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         (c) Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a) - (e) The information set forth in the Introduction and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

         (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Registration Under the Exchange Act; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Introduction and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

         (a) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

         (b) and (c) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Registration Under the Exchange Act; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

         (e)  None.

         (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of December 14, 1999 by and among the Parent, Purchaser and the Company



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(the "Merger Agreement") and the Stockholders Agreement dated as of December 14,
1999 by and among the Parent, Purchaser and certain stockholders of the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and
(c)(2), respectively, is incorporated herein by reference. The Merger Agreement provides that the Purchaser may assign, in its sole discretion, any and all of its rights (including the right to purchase Shares in the Offer), interests and obligations under the Merger Agreement to Parent or to any affiliate of Parent, but no such assignment shall relieve the Purchaser of its obligations under the Merger Agreement.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) (1)   Offer to Purchase, dated December 21, 1999.

         (a) (2)   Letter of Transmittal.

         (a) (3)   Letter from Dealer Manager to Brokers, Dealers, Banks, Trust
Companies and Other Nominees.

         (a) (4)   Letter from Brokers, Dealers, Banks, Trust Companies and
Other Nominees to Clients.

         (a) (5)   Notice of Guaranteed Delivery.

         (a) (6)   Guidelines for Certification of Taxpayer Identification
Number on Substitute Form W-9.

         (a) (7)   Press Release issued by Parent and Company on December 15,
1999.

         (b) (1)   Commitment Letter dated December 14, 1999 between Warburg
Dillon Read Australia Limited ("WDRAL") and Parent.

         (b) (2)   Commitment Letter dated December 17, 1999 between WDRAL and
Parent.

         (b) (3)   Committed Acquisition Bridge Facility Terms Sheet.

         (c) (1)   Agreement and Plan of Merger dated as of December 14, 1999 by and among the Parent, Purchaser and the Company. *

         (c) (2)   Stockholders Agreement dated as of December 14, 1999 between the Parent, Purchaser and certain stockholders of the Company.

         (d)       None.

         (e)       Not applicable.

         (f)       None.

* Schedules to this Agreement have been omitted but description of such schedules may be found in the Agreement where referred to. The Company hereby undertakes to provide copies of such omitted schedules to the staff of the Securities and Exchange Commission upon request.




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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 1999



                                       EIG ACQUISITION CORP.,
                                       a Delaware corporation


                                       By:  /s/ Thomas A. Montgomery
                                          -------------------------------------
                                       Name: Thomas A. Montgomery
                                              ---------------------------------
                                       Title:   Vice President, Treasurer and
                                                 Secretary
                                              ---------------------------------


                                       SOLUTION 6 HOLDINGS LIMITED,
                                       a New South Wales, Australia corporation


                                       By:  /s/ Thomas A. Montgomery
                                          -------------------------------------
                                       Name:  Thomas A. Montgomery
                                              ---------------------------------
                                       Title: Chief Financial Officer
                                              ---------------------------------

                               INDEX TO EXHIBITS

         EXHIBIT
         NUMBER                DESCRIPTION
         -------               -----------
         (a) (1)   Offer to Purchase, dated December 21, 1999.

         (a) (2)   Letter of Transmittal.

         (a) (3)   Letter from Dealer Manager to Brokers, Dealers, Banks, Trust
Companies and Other Nominees.

         (a) (4)   Letter from Brokers, Dealers, Banks, Trust Companies and
Other Nominees to Clients.

         (a) (5)   Notice of Guaranteed Delivery.

         (a) (6)   Guidelines for Certification of Taxpayer Identification
Number on Substitute Form W-9.

         (a) (7)   Press Release issued by Parent and Company on December 15,
1999.

         (b) (1)   Commitment Letter dated December 14, 1999 between Warburg
Dillon Read Australia Limited ("WDRAL") and Parent.

         (b) (2)   Commitment Letter dated December 17, 1999 between WDRAL and
Parent.

         (b) (3)   Committed Acquisition Bridge Facility Terms Sheet.

         (c) (1)   Agreement and Plan of Merger dated as of December 14, 1999 by and among the Parent, Purchaser and the Company. *

         (c) (2)   Stockholders Agreement dated as of December 14, 1999 between the Parent, Purchaser and certain stockholders of the Company.

         (d)       None.

         (e)       Not applicable.

         (f)       None.

* Schedules to this Agreement have been omitted but description of such schedules may be found in the Agreement where referred to. The Company hereby undertakes to provide copies of such omitted schedules to the staff of the Securities and Exchange Commission upon request.